UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 25, 2013**



MEREDITH CORPORATION

(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On July 25, 2013, Meredith Corporation issued a news release reporting earnings for the fourth fiscal quarter and fiscal year ended June 30, 2013. The related conference call script is attached as an exhibit.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

99 Conference call script of conversation with analysts on July 25, 2013, concerning news release of the same date which reported earnings for the fourth fiscal quarter and fiscal year ended June 30, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION

Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec

Vice President - Chief Financial Officer

(Principal Financial and Accounting Officer)

Date: July 25, 2013

INDEX TO EXHIBITS

Exhibit Number	Item
99	Conference call script of conversation with analysts on July 25, 2013, concerning news release of the same date which reported earnings for the fourth fiscal quarter and fiscal year ended June 30, 2013.

Exhibit 99



MEREDITH CORPORATION
FISCAL 2013 FOURTH QUARTER
INVESTOR CONFERENCE CALL

<u>Mike Lovell</u>

Good morning and thanks everyone for joining us. We'll begin the call this morning with comments from Chairman and Chief Executive Officer Steve Lacy and Chief Financial Officer Joe Ceryanec. Then we'll turn the call over to questions. Also on the line this morning are Tom Harty, President of our National Media Group; and Paul Karpowicz, President of our Local Media Group.

An archive of today's discussion will be available later this afternoon on our investor website, and a transcript will follow. Our remarks today include forward-looking statements, and actual results may differ from forecasts. Some of the reasons why are described at the end of our news release issued earlier today, and in some of our SEC filings. With that, Steve will begin the presentation.

<u>Steve Lacy</u>

Good morning. I'm pleased to report that we delivered strong growth in revenue, profit and cash-flow during fiscal 2013. Financial highlights included:

- **Earnings per share growth of more than 15 percent on 7 percent growth in revenue.**

- **Our Local Media Group delivered all-time highs in revenue and profit** fueled by a record $39 million in political advertising revenues.

- **Our National Media Group grew revenues 3 percent** as our recent acquisitions boosted both advertising and circulation revenues. Our brand licensing business delivered strong results, as well.

- **Companywide digital advertising revenues increased 50 percent to a record high.**

- **Finally, we increased cash flow from operations to nearly $190 million**, and we grew the amount of cash returned to our shareholders by nearly 40 percent through increased dividends and share repurchases.

<u>FISCAL 2013 FULL YEAR REVIEW</u>

Stepping back to look at the full year of fiscal 2013 in more detail, we continued to execute a series of well-defined strategic growth initiatives to position Meredith for the future while accelerating revenue, profit and cash flow growth.

- **First, we increased our already powerful consumer connection**. We completed creative enhancements to both our popular national and local brands. Meredith's national magazine audience is currently stands at an impressive 115 million. Our stations, which reach about 10 percent of U.S. TV households, delivered strong ratings performances in the November, February and May sweeps. Meredith's online audience climbed to nearly 55 million monthly unique visitors.

- **Second, we strengthened our core magazine and television brands** - Advertising rates grew in both our businesses from the prior year. We completed a number of re-engineering initiatives to increase efficiencies, reduce costs and improve operating profit margins.

- **Third, we continued to grow revenues from non advertising-related activities** - Performance strengthened at Meredith Xcelerated Marketing as the year progressed. All of MXM's major clients renewed their programs for calendar 2013, and the new business pipeline is robust. Our brand licensing business delivered stronger performance, led by an enhanced selection of Better Homes and Gardens-branded products at Walmart stores. On the television side, we renewed retransmission agreements with cable and satellite providers at significantly higher rates.

- **Fourth, we made investments to scale our business** - We strengthened Meredith's leadership position in the parenthood category by acquiring and integrating the Parenting and BabyTalk brands from Bonnier. In the food category, we recently announced plans to launch a magazine based on the Allrecipes digital brand this fall.

- **Fifth, we expanded our digital, mobile, video and social platforms** - We now have 20 of our brands available as digital editions, with an audience of approximately 600,000, or about 2 percent of our rate base, engaged with tablets. Our 22 mobile apps have generated 25 million downloads. We also secured national cable distribution for The Better Show, our daily syndicated television program. Many of our brands - led by Better Homes and Gardens and Parents - are extending their reach to younger audiences as top-ranking magazine brands on social media sites such as Pinterest and Facebook.

- **Finally, we continued to successfully execute on our Total Shareholder Return strategy** - Meredith's stock price increased 49 percent in fiscal 2013, and our dividend yielded approximately 4 percent. This equates to a total shareholder return of 53 percent.

As I've pointed out on earlier calls, we are aggressively executing on these initiatives to grow shareholder value over time. These strategies extend across all of our businesses, possess significant digital components, and capitalize on the broad content creation and marketing capabilities we possess.

Now let's review our progress in more detail, starting with our National Media Group.

OPERATING GROUP DISCUSSIONS

NATIONAL MEDIA GROUP

Fiscal 2013 was characterized by strengthening performance across all major business activities in the National Media Group, with year-over-year results in the second half of the year stronger than in the first half.

I'll begin our discussion with a look at advertising performance in fiscal 2013:

- Advertising revenues grew 5 percent, driven by our acquisitions of the EveryDay with Rachael Ray, FamilyFun and Allrecipes brands, along with growth from our existing digital properties.

- On a comparable basis, advertising revenues declined 6 percent. However, advertising revenues improved noticeably in the second half of fiscal 2013 compared to the first half.

- Looking at advertising categories more closely, performance was mixed:

  ◦ The food category, our largest, was up strongly in fiscal 2013, as were the apparel, and media and entertainment categories.

  ◦ The home category improved as well, posting strong growth in the second half of fiscal 2013.

  ◦ Performance of the prescription drug category improved considerably in fiscal 2013. You may recall this category was responsible for most of our weakness in fiscal 2012.

  ◦ Finally, direct response and household supplies were down as well.

- Our weighted average net revenue per magazine page grew 2 percent.

- Digital advertising revenues grew more than 60 percent, led by the addition of Allrecipes. On a comparable basis, digital advertising revenues increased 12 percent.

Even with the improving trend we are seeing in calendar 2013 national magazine advertising, we continue to face a tough environment. To further strengthen advertising performance, we are pursuing the following strategies:

- **We're solidifying our leading position in food, parenthood and home.** These categories possess enduring importance to our consumers. Our existing brands continue to gain share in these categories, and we continue to pursue opportunities to add to our already strong position.

- **We are enhancing and expanding the Meredith Sales Guarantee** following strong first year results. This program proves quantitatively that advertising in our titles increases retail sales. Brands that participated in the first year program realized a return on their investment of $7.81 for every $1.00 invested in advertising in our magazines. We currently have 26 brands participating in the program - double the number from the prior year - and we're adding new categories for measurement, including pharmaceuticals and retail.

- **We are also executing strategies to increase share in faster-growing advertising categories** such as beauty, health, retail and pharmaceutical.

We're pleased that these initiatives have helped us double our share of the U.S. magazine advertising marketplace over the last decade to the 11 percent we hold today. We are confident we will continue to gain share going forward.

Turning to circulation, revenues were higher in fiscal 2013 for three primary reasons: (1) Growth from our existing, or comparable, titles; (2) The addition of EveryDay with Rachael Ray and FamilyFun; and (3) Contributions from tests of the Allrecipes magazine.

Regarding the Allrecipes magazine:

- We poly-bagged and distributed 24 million sample copies along with certain Meredith magazines in the second half of fiscal 2013.

- We generated a very strong consumer response - approximately 400,000 paid orders - because the consumer was able to touch and feel a real Allrecipes magazine product.

- While we incurred certain creative, production and distribution costs, this sampling method resulted in significant savings in postage and direct mail costs compared to traditional subscription acquisition methods.

- As a result, we announced plans earlier this month to launch an Allrecipes magazine, starting with the December 2013 issue. It will begin with a rate base of 500,000 and a frequency of six times a year.

The success of our Allrecipes test is just one example of the ways we're working to improve consumer response to our product offerings. Another example is our efforts to transition subscription sales for print magazines to a digital checkout.

- We generated 5.5 million digital orders for print magazine subscriptions in fiscal 2013, up nearly 70 percent from a year ago. We're now receiving about a third of our net orders from digital sources.

- As a reminder, we realize an estimated $5.00 in incremental operating profit per digital order over the average life of a subscription because it lowers our subscription acquisition costs, and also increases our ability to up-sell and cross-sell other products.

Turning to National Media non-advertising related revenues, we continued to leverage our brand licensing activities, which delivered stronger performance in fiscal 2013:

- As I mentioned earlier, we expanded and enhanced the scope of Better Homes and Gardens branded products at Walmart stores. This included linens and towels for bedrooms and bathrooms, as well as a broader offering of décor products - all of which have been well received by the retail consumer.

- Our Better Homes and Gardens real estate program with Realogy continues to grow, and is now represented in 26 states by more than 8,000 agents.

- Our brand licensing business was recently ranked No. 4 in the world by *Global Licensing*, alongside such well-known names as Disney and Mattel.

I'll close the National Media Group discussion this morning with an update on Meredith Xcelerated Marketing. Operating profit grew in the second half of fiscal 2013 over the prior-year period, and also improved when compared to fiscal 2013 first half results.

- Highlights included renewing all of our major clients for Calendar 2013, and as I mentioned earlier the new business pipeline is quite robust.

- We've landed several new accounts - including Health Alliance, United Healthcare and Samsung - along with business expansions with existing clients such as NBC and GlaxoSmithKline.

- We expect these new and expanded programs will translate into growth for Meredith Xcelerated Marketing in Calendar 2013 compared to the prior calendar year results.

LOCAL MEDIA GROUP

Turning to our Local Media Group, we delivered record performance in fiscal 2013.

- **Total revenues grew nearly 20 percent, including 11 percent growth in advertising revenues.**

- **We anticipated a strong political advertising season, and it certainly surpassed our expectations**, driven by strong Presidential election spending at our Las Vegas station; a number of very competitive races for Congress and governor in our markets, particularly U.S. Senate races in Connecticut and Nevada; and increased advertising from special interest groups facilitated by the U.S. Supreme Court ruling in the Citizens United case.

- **Non-political advertising revenues were almost flat with the prior year** after three straight years of gains. The important automotive category strengthened, along with furnishings and media. These gains were offset by declines in certain other categories.

- **We strengthened our connection with viewers,** with our stations in Hartford, Portland, and Saginaw maintaining their No. 1 positions in news across all sweeps periods. Morning and evening news ratings in Kansas City and Las Vegas each grew by more than 50 percent in the recent May sweeps, while late news ratings grew substantially in Nashville.

Turning to our digital initiatives, advertising revenue from our Local Media websites rose 8 percent, driven by efforts to grow our audience and better monetize that traffic.

We're also focusing a great deal of attention on mobile due to strong growth in user demand. Live over-the-air television on your mobile device is already available in some markets. The key is monetizing those viewers. To do that, we are:

- Shifting more of our advertising focus to mobile from the digital desktop;

- We are providing stations with sponsorable opportunities for station-specific mobile apps; and

- We are working with our industry peers to develop standards to support the rollout of mobile over-the-air television.

We significantly expanded the reach of *The Better Show* during fiscal 2013 by reaching an exciting agreement with Crown Media Family Networks to distribute the program on the Hallmark Channel beginning this September. The Hallmark Channel is available in nearly 90 million households, and it's the first national cable distribution platform for the show.

Finally, we grew retransmission revenues in fiscal 2013 as we renewed most of our agreements with cable and satellite television providers. Additionally, we successfully completed new network affiliation agreements with CBS and Fox, our major network partners. We now have a predictable and growing stream of retransmission revenues over the next several years, helping to offset the absence of political advertising in off-election cycles.

CONCLUSION

In conclusion, as we look into early fiscal 2014, although it is a non-political year, we are encouraged by:

1) **An improving environment for magazine and non-political television advertising;**

2) **Continued strong performance in digital advertising across the company;**

3) **Significant increases in net retransmission revenues;**

4) **Growth from our brand licensing activities;**

5) **And, better performance for Meredith Xcelerated Marketing.**

I'll now turn the discussion to Joe for more in-depth progress on our Total Shareholder Return goals.

<u>**Joe Ceryanec:**</u>

You may recall that when we announced our Total Shareholder Return strategy nearly 2 years ago, our premise was - and continues to be - that our very strong cash flow will allow us to (1) increase our dividend; (2) fund new share buyback authorizations; and third reinvest in our businesses by pursuing strategic acquisitions that would increase income and cash flow over the longer-term.

Since its launch in the fall of 2011:

- We've raised our annual dividend 60 percent to $1.63 from $1.02, including a 7 percent increase this past February;

- We've repurchased approximately 2.1 million shares of our stock at an average cost of about $35 per share, and have about $32 million remaining on our $100 million share repurchase authorization.

- Finally, we've completed almost $300 million in strategic investments. We are levered at 1.3 times debt-to-EBITDA, and continue to pursue strategic acquisitions.

So far we have delivered on our goal to <u>consistently</u> deliver above-median to top-quartile Total Shareholder Return. We believe our assets and our strategic initiatives provide us with a great runway to deliver strong returns in fiscal 2014 and beyond.

<u>**OUTLOOK**</u>

Turning to our outlook, we currently expect full year fiscal 2014 earnings per share to range from $2.60 to $2.95. The Local Media Group will be cycling against a record $39 million in net political advertising revenues recorded in fiscal 2013, partially offset by increased retransmission fees.

Looking at the first quarter of fiscal 2014, compared to the prior-year period:

- National Media Group total advertising revenues are expected to be up slightly.

- Local Media Group total revenues are expected to be up slightly, with non-political advertising revenues up in the low-single-digit range. Meredith will be cycling against $12 million in net political advertising revenues recorded in the prior-year period.

- We currently expect fiscal 2014 first quarter earnings per share to range from $0.48 to $0.53.

And now we'd be happy to answer your questions.